                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                  --------

                                SCHEDULE 13G

                               (RULE 13d-102)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                          (AMENDMENT NO. 1)*

                           LJL BioSystems, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                 Common Stock, Par Value $0.001 Per Share
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                501873 10 3
                     ----------------------------------
                              (CUSIP Number)

                            December 31, 1999
--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     / / Rule 13d-1(c)

     /X/ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 501873 10 3                  13G                 PAGE 2 OF 5 PAGES

    1  NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       LEV J. LEYTES

----------------------------------------------------------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                                         (a)    /X/
                                                                                                         (b)    / /

----------------------------------------------------------------------------------------------------------------------------------
    3  SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
    4  CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.

----------------------------------------------------------------------------------------------------------------------------------
                          5  SOLE VOTING POWER
      NUMBER OF
                      ------------------------------------------------------------------------------------------------------------
        SHARES            6  SHARED VOTING POWER

     BENEFICIALLY            4,540,500 (1)

       OWNED BY       ------------------------------------------------------------------------------------------------------------
                          7  SOLE DISPOSITIVE POWER
         EACH
                      ------------------------------------------------------------------------------------------------------------
      REPORTING
                          8  SHARED DISPOSITIVE POWER
        PERSON
                             4,540,500 (1)
         WITH
----------------------------------------------------------------------------------------------------------------------------------
    9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,540,500 (1)
----------------------------------------------------------------------------------------------------------------------------------
   10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       N/A
----------------------------------------------------------------------------------------------------------------------------------
   11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       35.67% (2)
----------------------------------------------------------------------------------------------------------------------------------
   12  TYPE OF REPORTING PERSON*

       IN
----------------------------------------------------------------------------------------------------------------------------------

(1) Consists of (a) 3,619,072 shares jointly held by Lev J. Leytes and Galina I. Leytes; (b) 850,000 shares held by Yalta Investments, L.P., a family limited partnership wherein Mr. and Mrs. Leytes are general partners; (c) 35,714 shares held by Dina I. Leytes Irrevocable Trust; and (c) 35,714 shares held by Mary E. Leytes Irrevocable Trust. Mr. Leytes disclaims beneficial ownership of the shares held in each daughter's trust except to the extent of his pecuniary interest therein. (2) Caluclated based on 12,730,000 shares outstanding as of February 7, 2000.

                                *SEE INSTRUCTIONS

CUSIP NO. 501873 10 3                  13G                 PAGE 3 OF 5 PAGES

ITEM 1(a).        NAME OF ISSUER:
                           LJL BioSystems, Inc.
            -----------------------------------------------------------------

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                           405 Tasman Drive, Sunnyvale, CA  94089
            -----------------------------------------------------------------

ITEM 2(a).        NAME OF PERSON FILING:
                           Lev J. Leytes
            -----------------------------------------------------------------

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                           405 Tasman Drive, Sunnyvale, CA  94089
            -----------------------------------------------------------------

ITEM 2(c).        CITIZENSHIP:
                           U.S.A.
            -----------------------------------------------------------------

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:
                           Common Stock, Par Value $0.001 Per Share
            -----------------------------------------------------------------

ITEM 2(E).        CUSIP NUMBER:
                           501873 10 3
            -----------------------------------------------------------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), 13d-2(b) OR 13d-2(c), CHECK WHETHER THE PERSON FILING IS A:

   (a)   / / Broker or dealer registered under Section 15 of the Exchange Act;

   (b)   / / Bank as defined in section 3(a)(6) of the Exchange Act;

   (c)   / / Insurance company as defined in section 3(a)(19) of the Exchange
             Act;

   (d) / / Investment company registered under section 8 of the Investment Company Act;

   (e)   / / An investment adviser in accordance with Rule 13-d(1)(b)(1)(ii)(E);

   (f) / / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

   (g) / / A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G);

   (h) / / A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act;

   (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

   (j)   / / Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP NO. 501873 10 3                  13G                 PAGE 4 OF 5 PAGES

ITEM 4.  OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount Beneficially Owned:

                  4,540,500 (1)
         ----------------------------------------------------------------------

     (b) Percent of Class:

         35.67%, calculated based on 12,730,000 shares outstanding as of February 7, 2000
         ----------------------------------------------------------------------

    (c) Number of shares as to which the person has:

          (i) Sole power to vote or to direct the vote

              -----------------------------------------------------------------
         (ii) Shared power to vote or to direct the vote
               4,540,500 (1)
              -----------------------------------------------------------------
        (iii) Sole power to dispose or to direct the disposition of

              -----------------------------------------------------------------
         (iv) Shared power to dispose or to direct the disposition of
               4,540,500 (1)
              -----------------------------------------------------------------

(1) Consists of (a) 3,619,072 shares jointly held by Lev J. Leytes and Galina I. Leytes; (b) 850,000 shares held by Yalta Investments, L.P., a family limited partnership wherein Mr. and Mrs. Leytes are general partners; (c) 35,714 shares held by Dina I. Leytes Irrevocable Trust; and (c) 35,714 shares held by Mary E. Leytes Irrevocable Trust. Mr. Leytes disclaims beneficial ownership of the shares held in each daughter's trust except to the extent of his pecuniary interest therein.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
         N/A

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. 3,619,072 shares jointly held by Lev J. Leytes and Galina I. Leytes, 850,000 shares held by Yalta Investments, L.P., a family limited partnership wherein Mr. and Mrs. Leytes are general partners, 35,714 shares held by Dina I. Leytes Irrevocable Trust and 35,714 shares held by Mary E. Leytes Irrevocable Trust. Mr. Leytes disclaims beneficial ownership of the shares held in each daughter's trust except to the extent of his pecuniary interest therein.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
         N/A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
         N/A

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.
         N/A

ITEM 10. CERTIFICATION.
         N/A

CUSIP NO. 501873 10 3                  13G                 PAGE 5 OF 5 PAGES

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             February 11, 2000
                         -------------------------------------------------------
                                                    Date

                                           /s/  Lev  J. Leytes
                         -------------------------------------------------------
                                                  Signature

                          Lev J. Leytes, President and Chief Executive Officer
                         -------------------------------------------------------
                                                 Name/Title


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

         NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13d-7 (b) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

         ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. (SEE 18 U.S.C. 1001).